                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                   SCHEDULE TO
                                 (RULE 14D-100)

                      TENDER OFFER STATEMENT UNDER SECTION
           14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  -------------

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
-------------------------------------------------------------------------------
                       (NAME OF SUBJECT COMPANY (ISSUER))

                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
-------------------------------------------------------------------------------
                  (TRANSLATION OF NAME OF ISSUER INTO ENGLISH)

                      AES COMUNICANIONES DE VENEZUELA, C.A.
                           A COMPANY JOINTLY OWNED BY
                               THE AES CORPORATION
                                       AND
                              CORPORACION EDC, C.A.
-------------------------------------------------------------------------------
                       (NAME OF FILING PERSONS (OFFERORS))

                         CLASS D SHARES OF COMMON STOCK,
                    NOMINAL VALUE BS.36.90182224915 PER SHARE
-------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    P3055Q103
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                                 (CUSIP NUMBER)

       BARRY J. SHARP, SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER,
      THE AES CORPORATION, 1001 NORTH 19TH ARLINGTON STREET, VIRGINIA 22209
                               TEL: (703) 522-1315

                                    COPY TO:

           MICHAEL E. GIZANG, SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                      FOUR TIMES SQUARE, NEW YORK, NY 10036
                               TEL: (212) 735-2704
-------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
 TRANSACTION VALUATION*                            AMOUNT OF FILING FEE
    $12,979,759 (1)                                     $2,595.95(2)

* Set forth the amount on which the filing fee is calculated and state how it was determined.

         (1) The transaction value is calculated by multiplying the amount of Shares being sought by the offeror which are estimated to be owned by U.S. persons, being 3,785,763, by the offer price per Share, $3.4285714.
         (2) The amount of filing fee is calculated by multiplying the transaction valuation, $12,979,759, by 0.0002 pursuant to Rule 0-11(d) under the Exchange Act of 1934, as amended.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


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Amount Previously Paid:         N/A         Filing Party:        N/A
                           -------------                     -----------
Form or Registration No.:        N/A        Date Filed:           N/A
                           -------------                     -----------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer: [   ]














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


     THE INFORMATION IN THE VENEZUELAN OFFER TO PURCHASE, INCLUDING THE ANNEXES THERETO, AND THE RELATED SHARE LETTER OF TRANSMITTAL IS INCORPORATED HEREIN BY REFERENCE IN RESPONSE TO ITEMS 1-11 OF SCHEDULE TO.

ITEM 4.  TERMS OF THE TRANSACTION

         (a)(1)(x), (xi)   Not Applicable.

         (a)(2)   Not Applicable.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Purchaser currently does not have any alternative financing arrangements or plans to those set forth in the Venezuelan Offer to Purchase.

ITEM 10.  FINANCIAL STATEMENTS

         (a)      Not Applicable.

         (b)      Not Applicable.

ITEM 12.  MATERIALS TO BE FILED AS EXHIBITS

     (a)(1)A. Venezuelan Offer to Purchase dated September 25, 2001, as translated into English

           B. Summary Term Sheet to the Venezuelan Offer to Purchase dated September 25, 2001

           C.     Share Letter of Transmittal

           D. Text of press release announcing the intention to commence the U.S. and Venezuelan offers, dated August 29, 2001 (incorporated by reference to Schedule TO filed on August 30, 2001)

           E. Summary Advertisement as published in The New York Times on September 25, 2001

           F. Text of press release announcing commencement of U.S. and Venezuelan offers, dated September 25, 2001

     (a)(2)-(5)   Not applicable

     (b)          None

     (d) Association Agreement, dated as of August 1, 1991, as amended, among GTE Corporation, T.I. Telefonica de Espana, S.A., AT&T International Inc., C.A. La Electricidad de Caracas, S.A.I.C.A.-S.A.C.A. and Consorcio

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


                  Inversionista Mercantil Cima, C.A., S.A.C.A., S.A.I.C.A. (incorporated by reference to Schedule 13D filed by AES on July 3, 2001)

     (g)-(h)      None






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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    September 25, 2001        AES Comunicaciones de Venezuela, C.A.

                                   /s/ Paul Hanrahan
                                   ---------------------------
                                   Name:    Paul Hanrahan
                                   Title:   Director


Date:    September 25, 2001        The AES Corporation

                                   /s/ Paul Hanrahan
                                   ----------------------------
                                   Name:    Paul Hanrahan
                                   Title:   Senior Vice President


Date:    September 25, 2001        Corporacion EDC, C.A.

                                   /s/ Paul Hanrahan
                                   -----------------------------
                                   Name:    Paul Hanrahan
                                   Title:   Director

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